UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

White Mountains Insurance Group, Ltd.
(Name of Issuer)

Common Shares, $1.00 par value per share
(Title of Class of Securities)

G9618E 10 7
(CUSIP Number)

August 5, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒          Rule 13d-1(c)

☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G9618E 10 7	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Estate of John J. Byrne, Deceased
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 324,158
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 324,158
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 324,158
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	G9618E 10 7	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John J. Byrne Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 40,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 40,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.65%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	G9618E 10 7	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George J. Gillespie, III, Executor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 364,158
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 364,158
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,158
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.

(a)	Name of Issuer:

White Mountains Insurance Group, Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

80 South Main Street
Hanover, New Hampshire 03755

Item 2.

(a)	Name of Person Filing:

Estate of John J. Byrne, Deceased
John J. Byrne Revocable Trust
George J. Gillespie, III, Executor and Trustee

(b)	Address of Principal Business Office or, if none, Residence:

Estate of Jack Byrne
c/o George J. Gillespie, III
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019

John J. Byrne Revocable Trust
c/o George J. Gillespie, III
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019

George J. Gillespie, III
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019

(c)	Citizenship:

Estate of John J. Byrne, Deceased – New Hampshire
John J. Byrne Revocable Trust – New York
George J. Gillespie, III, Executor – United States

(d)	Title of Class of Securities:

Common Shares

(e)	CUSIP No.:

G9618E 10 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                                Not Applicable

Item 4.	Ownership:

(a)           Amount beneficially owned:

                                See Schedule A hereto.

(b)           Percent of class:

                                See Schedule A hereto.

(c)           Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

                                See Schedule A hereto.

(ii)	Shared power to vote or to direct the vote:

                                See Schedule A hereto.

(iii)	Sole power to dispose or to direct the disposition of:

                                See Schedule A hereto.

(iv)	Shared power to dispose or to direct the disposition of:

                               See Schedule A hereto.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 1 hereto

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 2013

The Estate of John J. Byrne, Deceased

By:	/s/ George J. Gillespie, III
	Name:	George J. Gillespie, III
	Title:	Executor

John J. Byrne Revocable Trust

By:	/s/ George J. Gillespie, III
	Name:	George J. Gillespie, III
	Title:	Trustee

/s/ George J. Gillespie, III
	Name:	George J. Gillespie, III
	Title:	Executor and Trustee

SCHEDULE A

BENEFICIAL OWNERSHIP AND VOTING OF COMMON SHARES

The 5.9% of the common shares of White Mountain Insurance Group, Ltd. (the “Company”) shown in the foregoing Schedule 13G as beneficially owned by the Estate of John J. Byrne, Deceased, the John J. Byrne Revocable Trust and George J. Gillespie, III, Executor and Trustee was calculated using 6,176,489 common shares of the Company outstanding on July 30, 2013 as shown in the official records of the Company.

The 324,158 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by the Estate of Jack Byrne, Deceased represent (a) 324,158 shares as to which the Estate of John J. Byrne, Deceased has sole dispositive and voting power, and (b) 0 shares as to which the Estate of John J. Byrne, Deceased has shared dispositive and voting power.

The 40,000 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by the John J. Byrne Revocable Trust represent (a) 40,000 shares as to which the John J. Byrne Revocable Trust has sole dispositive and voting power, and (b) 0 shares as to which the John J. Byrne Revocable Trust has shared dispositive and voting power.

The 364,158 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by George J Gillespie, III, Executor and Trustee represent (a) 364,158 shares as to which George J. Gillespie, III, Executor and Trustee has sole dispositive and voting power, and (b) 0 shares as to which George J. Gillespie, III, Executor and Trustee has shared dispositive and voting power.